Exhibit 99.1

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES US$350 MILLION BOND ISSUANCE

Panama City, Republic of Panama, April 30, 2015 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today the issuance of a US$350 million bond, the Bank’s second 144A/Reg S transaction after its debut in 2012. The bonds, which mature in 2020, pay a fixed rate coupon of 3.25%. The issue was substantially oversubscribed and placed with global institutional and retail investors.

Mr. Christopher Schech, Bladex’s Chief Financial Officer, commented, “Today’s successful bond issuance again demonstrates the appeal of top-tier Latin American issuers to global investors. Bladex continually accesses global and regional debt capital markets in order to reinforce its medium-term funding base and to serve the growing financing needs of its clients”.

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated: “We are very pleased with another successful issuance in the global capital markets. The diversification in our funding base continues to be one key component in our strategy of further strengthening our franchise in Latin America. The strong demand from investors demonstrates their confidence in Bladex’s business strategy and knowledge of Latin America”.

The bonds were rated “Baa2” by Moody’s and “BBB+” by Fitch.

The bookrunners for this issuance were Bank of America-Merrill Lynch and Citigroup. Commerzbank AG acted as Co-Manager.

Bladex is a multinational bank originally established by the central banks of the Latin American and the Caribbean countries (“the Region”), to promote trade financing in the Region. Established in Panama, its shareholders include central banks and commercial banks from 23 countries in the Region, as well as Latin-American and international banks, and private investors through the New York Stock Exchange.

For more information, please access our website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer, Bladex

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este

Panama, Republic of Panama

Tel: (+507) 210-8630

E-mail address: cschech@bladex.com